FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE THREE MONTHS ENDED 31 JULY 2013

1.      MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the three-month period ended 31 July 2013 and should be read in conjunction with the corresponding consolidated interim financial statements and related notes. The date of this Management Discussion and Analysis is 11 September 2013. Additional information on the Company is available on SEDAR at www.sedar.com.

2.      BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of forming options and/or joint ventures with major mining companies through to production. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned US and Mexican subsidiary,  Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V., respectively, are being maintained for future property acquisitions.

3.      FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

4.      OUTLOOK

Due to the current downtrend in the financial markets and adverse economic conditions, the Company has implemented a program of economic controls aimed at reducing current consumption. The Company ended 31 July 2013 with a cash position that will, for the foreseeable future, enable it to continue to meet its obligations and continue to pursue acquisitions and exploration in North America and other jurisdictions.

5.      PROJECT OVERVIEW:

5.1. RIVER VALLEY, ONTARIO

The River Valley mineral claims are located in the Sudbury Region of Ontario (Figure 1).  PFN optioned the River Valley claims following the discovery of highly anomalous PGM values in grab samples in the Dana Lake and Azen Creek areas.  By an agreement dated 15 January  1999 and amended 11 March  1999 (collectively, the “Agreement”), the Company acquired a 100% interest in the River Valley claims from Bailey Resources Ltd., Luhta Resources Ltd. and Pardo Resources Ltd. by issuing 600,000 common shares of PFN and $265,000 cash (paid). The River Valley claims are subject to a total 3% Net Smelter Return Royalty ("NSR"), of which PFN can purchase up to 2% of the NSR from the vendors for $2,000,000.

On 14 July 1999, PFN entered into an unincorporated 50/50 joint venture agreement (“JV”) over the River Valley property ("River Valley PGM Project") with Kaymin Resources Ltd. (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited ("Anglo"), whereby Kaymin was responsible for funding all exploration to completion of a feasibility study, which would give Kaymin an additional 10% interest. In addition, if Kaymin arranged financing for a mine, it would receive another 5% interest, for a total interest of 65%.

Kaymin continued to fund exploration under the terms of JV until 2007 and invested over $22,000,000 in the exploration of the River Valley PGM Project; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley PGM Project, above and beyond the minimal holding costs.

Included in the River Valley PGM Project are the following:

i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley claims, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The River Valley claims are subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

On 7 February 2012, PFN received River Valley’s Mining Leases. The Mining Leases give PFN security of title on the land and the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on 1 November 2011) and are renewable.

The Mining Leases covering the River Valley claims as set out in Table 1.

Table 1. PFN mining leases covering the River Valley claims

Mining Lease/ Claims	Size (Hectares (“ha”))	Township	Recorded	Current expiry date
CLM450	4777.181	Dana	1-Nov-11	31-Oct-32
CLM451	570.308	Pardo	11-Jan-12	28-Feb-33
S 3017059	256	Pardo	8-Apr-04	8-Apr-14
S 3017060	256	Pardo	8-Apr-04	8-Apr-14
S 3017061	256	Pardo	8-Apr-04	8-Apr-14
S 3017062	256	Pardo	8-Apr-04	8-Apr-14
S 3017085	256	Pardo	8-Apr-04	8-Apr-14

ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% NSR.

iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “Optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interests.

5.1.2. History of the River Valley PGM Project

The exploration history of the region dated back to the 1960s, with work on the River Valley PGM Property starting in earnest in 1999.  The River Valley PGM deposit (Figure 1) was discovered by prospectors in early 1998.  PFN became involved in late 1998 and Kaymin entered into the JV on the River Valley PGM Property in 1999 and had earned its 50% interest by January 2002. Between 1999 and 2008, PFN, as operator of the project, in conjunction with Kaymin, carried out several phases of trenching, surface sampling and mapping, and completed eight diamond drilling programs. During this period of time Kaymin ultimately invested a total of $22,000,000 in exploration programs, including more than 110,000 metres ("m") drilled in 550 holes.

With the global financial crash and changes in Anglo's management and exploration focus in 2008, Kaymin's funding of the River Valley PGM Project was placed on hold.  PFN successfully negotiated the purchase of Kaymin's 50% interest under a Mineral Interest Assignment Agreement dated 13 December 2010 and, on 6 April 2011, signed the Amendment to Mineral Interest Agreement ("Amending Agreement") closing the purchase by PFN of Kaymin's 50% JV interest in the River Valley PGM Project. Pursuant to the terms of the Amending Agreement a total of 8,117,161 fully paid and non-assessable common shares of PFN (reflecting a 12% interest in PFN based upon the issued and outstanding common shares of PFN as of 30 November 2010 (67,643,008)) and three-year warrants to purchase up to 3,000,000 common shares of PFN at a price of Cdn$0.30 per common share were issued to Kaymin for its 50% interest in the JV. The transaction provided PFN with an undivided 100% interest in the River Valley PGM Project.

5.1.3. Post JV Partnership (2011-12 Exploration Programs)

In May 2011, PFN commenced a $5,000,000 exploration program on the River Valley PGM Project. The program involved 15,500 m of drilling, 140 line kilometres ("km") of three-dimensional induced-polarization surveys (“3D-IP”), and a new National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI43-101"), compliant mineral resource estimate.  Figure 2 illustrates a simplified geology map of River Valley PGM Project.

The following is a summary of the program achievements:

A - Resource Drilling - 13,500 m

  Focused in the Dana North and Dana South Zones
  Infill drilling to advance inferred to indicate resources, increase grade and close gaps (Figure 3)
  Proximal targets drilled along strike and down-dip to expand current (2006) mineral resources

B - Exploration Drilling - 2,000 m

  Commenced on completion of the resource drilling
  Drilled one new 3D-IP chargeability target
  Drilled two under-explored targets identified from surface mineralization internally within the intrusion not drilled previously

 C - Geophysical Surveys

  During resource drilling, 130 line km of ground 3D-IP surveys completed to generate new targets
  New targets identified, ranked and prioritized for drill testing ( Figure 4)

Figure 1- Location Map of River Valley PGM Project relative to the metallurgical facilities in the greater Sudbury region.

Figure 2- Geology Map of River Valley PGM Project

2011-12 Drill Results

Drilling continued to establish continuity between previously-identified mineralized intercepts on the deposit. At shallow to moderate depths, drilling encountered moderate to high-grade gold mineralization in most of the holes drilled. Low-grade gold mineralization ranging 0.5 to 1.5 grams per tonne ("gpt" or "g/t") was encountered over wide intersections in many of the holes ranging 8 to 25 m in length. In some holes, multiple wide low-grade zones were cored.

Figure 3- 2011-12 Drill Collar Locations

Discussion

Work to date at River Valley suggests that the best potential for economic accumulations of PGM-copper (“Cu”)‐nickel (“Ni”) sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized zone. The main zone occurs within about 20 m of the intrusive contact with country rocks. This contact zone extends for over 9 km of prospective strike length and hosts the currently defined resource (Figure 4).

Main Zone of the breccia‐hosted PGM mineralization averages 20‐50 m in thickness, continues to depths of greater than 200 m, and is for the most part open along strike and downdip. In addition, the drilling demonstrates predictable grade to depth with significant high-grade intersections (5‐10 gpt 3E[1] over 1‐5 m & 3‐5 gpt 3E over 5‐10 m) enveloped by broader (commonly >20 m and sometimes >100 m) lower grade (1.0‐1.5 gpt 3E) intersections.

[1] 3E= Platinum+Palladium+Gold

Figure 4- Target areas on IP map

The continuity of mineralization and the remarkable consistency in the geology and stratigraphy along strike and at depth, suggests that there is significant potential to increase resources on the property through further extensional drilling away from the currently defined mineralized zones. Deeper holes confirmed the presence of mineralization at depths greater than 350 m (down dip and down plunge). There is a general correlation between 3D‐IP geophysical survey anomalies and PGM sulphide intersections.

The intersections for most of the holes correlate with relatively high chargeability, an indication of disseminated sulphide.

Table 2 illustrates significant intervals in the 2011 exploration program.

Table 2- 2011 drill program significant intervals

	From (m)	To (m)	Intersect (m)	Intersect (feet)	True Thick-ness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN001	123	173	50	164.0	40.5	0.26	0.008	0.77	0.022	0.05		1.10	0.03	0.02	0.09
Including	123	134	11	36.1	8.9	0.37	0.011	1.11	0.033	0.07		1.55	0.05	0.02	0.09
Including	141	153	12	39.4	9.7	0.31	0.009	0.90	0.026	0.05		1.26	0.04	0.02	0.11
Including	159	173	13	42.7	10.5	0.28	0.008	0.83	0.024	0.06		1.18	0.03	0.03	0.12
DN002	114	179	65	213.3	46.0	0.32	0.009	0.95	0.028	0.06		1.30	0.04	0.02	0.10
Including	146	158	12	39.4	8.5	0.43	0.013	1.30	0.038	0.08		1.82	0.05	0.03	0.14
Including	173	179	6	19.7	4.2	0.74	0.022	2.34	0.068	0.12		3.20	0.09	0.02	0.12
DN003	50	115	65	213.3	46.0	0.42	0.010	1.29	0.038	0.08		1.80	0.05	0.03	0.13
Including	50	59	9	29.5	6.4	0.98	0.029	3.09	0.090	0.18		4.25	0.12	0.03	0.22
Including	72	84	12	39.4	8.5	0.59	0.017	1.76	0.052	0.11		2.47	0.07	0.04	0.16
DN004	29	63	34	111.5	24.0	0.66	0.020	2.00	0.060	0.12		2.80	0.08	0.03	0.16
Including	29	40	11	36.1	7.8	1.12	0.033	3.40	0.099	0.18		4.71	0.14	0.04	0.24
Including	43	47	4	13.1	2.8	0.69	0.020	2.06	0.060	0.11		2.86	0.08	0.03	0.16
DN005	201	209	8	26.2	6.5	0.44	0.010	1.04	0.030	0.07		1.55	0.05	0.02	0.12
And	250	256	6	19.7	4.9	0.41	0.010	1.11	0.040	0.07		1.60	0.05	0.03	0.14
Including	253	255	2	6.6	1.6	0.60	0.020	1.62	0.050	0.09		2.31	0.07	0.04	0.18
DN006	131	155	24	78.7	17.0	0.58	0.020	1.44	0.046	0.13		2.15	0.07	0.02	0.14
Including	131	137	6	19.7	4.2	0.92	0.030	2.30	0.070	0.19		3.41	0.11	0.02	0.13
Including	145	155	10	32.8	7.1	0.60	0.019	1.50	0.050	0.12		2.22	0.07	0.03	0.17
DN007	33	79	46	150.9	32.5	0.46	0.010	1.10	0.040	0.08		1.65	0.05	0.02	0.11
Including	33	56	23	75.4	16.3	0.58	0.020	1.29	0.040	0.08		1.95	0.06	0.02	0.08
Including	60	62	2	6.6	1.4	0.65	0.020	1.53	0.050	0.18		2.36	0.08	0.03	0.28
Including	76	79	3	9.8	2.1	0.46	0.010	1.41	0.050	0.10		1.97	0.06	0.03	0.18
DN008	6	14	8	26.2	5.7	0.76	0.020	2.38	0.080	0.13		3.28	0.11	0.02	0.15
Including	9	14	5	16.4	3.5	1.03	0.030	3.24	0.100	0.18		4.45	0.14	0.03	0.18
DN009	91	94	3	9.8	2.4	0.40	0.010	0.99	0.030	0.01	0.040	1.40	0.05	0.01	0.01
DN010	223	241	18	59.0	12.7	0.35	0.010	1.18	0.040	0.06	0.030	1.59	0.05	0.03	0.10
Including	223	228	5	16.4	3.5	0.49	0.020	1.61	0.050	0.06	0.030	2.16	0.07	0.04	0.12
And	233	239	6	19.7	4.2	0.40	0.010	1.40	0.040	0.07	0.030	1.87	0.06	0.04	0.10
Including	233	235	2	6.6	1.4	0.64	0.020	2.38	0.080	0.12	0.030	3.14	0.10	0.04	0.15
DN011	52	56	4	13.1	2.8	0.75	0.020	0.83	0.030	0.01	0.420	1.59	0.05	0.00	0.01
And	72	86	14	45.9	9.9	0.55	0.020	1.70	0.050	0.12	0.340	2.38	0.08	0.02	0.13
Including	72	76	4	13.1	2.8	0.97	0.030	2.93	0.090	0.18	0.950	4.09	0.13	0.02	0.12
And	134	187	53	173.8	37.5	0.83	0.030	2.52	0.080	0.15	3.340	3.50	0.11	0.03	0.18
Including	143	156	13	42.6	9.2	0.90	0.030	2.83	0.090	0.16	1.990	3.89	0.12	0.03	0.17
Including	171	182	11	36.1	7.8	1.82	0.060	5.83	0.190	0.35	1.320	8.00	0.26	0.07	0.38
And	223	231	8	26.2	5.7	0.39	0.010	1.26	0.040	0.07	0.450	1.72	0.06	0.04	0.12
Including	223	226	3	9.8	2.1	0.65	0.020	2.15	0.070	0.11	0.520	2.91	0.09	0.06	0.19
DN012	38	65	27	88.6	19.1	0.49	0.020	1.58	0.050	0.08	0.060	2.16	0.07	0.02	0.12
Including	44	51	7	23.0	4.9	1.12	0.040	3.77	0.120	0.15	0.140	5.04	0.16	0.04	0.19
And	132	140	8	26.2	5.7	0.33	0.010	1.06	0.030	0.07	0.040	1.45	0.05	0.02	0.11
DN013	172	174	2	6.6	1.4	0.47	0.020	1.55	0.050	0.04	2.050	2.06	0.07	0.02	0.13
DN014	366	396	30	98.4	26.0	0.59	0.020	1.91	0.060	0.10	0.001	2.60	0.08	0.03	0.16
Including	366	368	2	6.6	1.7	1.50	0.050	4.78	0.150	0.17	0.001	6.44	0.21	0.05	0.26
Including	378	380	2	6.6	1.7	0.89	0.030	3.04	0.100	0.16	0.001	4.08	0.13	0.03	0.24
DN015	254	261	7	23.0	6.1	0.92	0.030	2.38	0.080	0.10	0.001	3.39	0.11	0.02	0.12
Including	255	257	2	6.6	1.4	0.95	0.030	3.00	0.100	0.11	0.001	4.05	0.13	0.02	0.10
Including	258	261	3	9.8	2.1	1.00	0.030	2.92	0.090	0.14	0.001	4.06	0.13	0.03	0.19
DN016	294	303	9	29.5	7.8	0.99	0.030	3.20	0.100	0.13	0.012	4.32	0.14	0.02	0.16
Including	294	298	4	13.1	3.5	1.58	0.050	5.44	0.170	0.19	0.021	7.21	0.23	0.04	0.27
And	328	334	6	19.7	5.2	1.05	0.030	2.86	0.090	0.13	0.010	4.04	0.13	0.05	0.21
DN017	144	171	27	88.6	22.4	0.69	0.020	1.99	0.060	0.12	0.007	2.80	0.09	0.02	0.12

Including	150	162	12	39.4	9.9	0.91	0.030	2.57	0.080	0.14	0.009	3.62	0.12	0.04	0.20
DN018	132	151	19	62.3	13.4	0.50	0.020	1.56	0.050	0.09	0.005	2.15	0.07	0.03	0.13
Including	135	140	5	16.4	3.5	0.79	0.030	2.50	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN019	103	116	13	42.6	9.2	0.41	0.010	1.24	0.040	0.07	0.004	1.72	0.06	0.03	0.12
Including	105	109	4	13.1	2.8	0.41	0.010	1.27	0.040	0.08	0.003	1.76	0.06	0.02	0.11
And	129	137	8	26.2	5.7	0.30	0.010	0.90	0.030	0.04	0.002	1.24	0.04	0.02	0.07
Including	129	131	2	6.6	1.4	0.49	0.020	1.53	0.050	0.08	0.004	2.10	0.07	0.03	0.16
DN020	44	54	10	32.8	7.1	0.31	0.010	0.98	0.030	0.06	0.003	1.35	0.04	0.02	0.12
Including	51	53	2	6.6	1.4	0.46	0.010	1.50	0.050	0.07	0.005	2.03	0.07	0.02	0.13
DN021	214	249	35	114.8	30.3	0.58	0.020	1.77	0.060	0.12	0.006	2.47	0.08	0.02	0.15
Including	216	222	6	19.7	5.2	1.13	0.040	3.71	0.120	0.22	0.015	5.06	0.16	0.04	0.24
Including	226	231	5	16.4	4.3	0.72	0.020	2.25	0.070	0.16	0.007	3.12	0.10	0.03	0.20
And	304	323	19	62.3	16.5	0.47	0.020	1.45	0.050	0.09	0.004	2.01	0.06	0.04	0.17
And	331	339	8	26.2	6.9	0.59	0.020	1.72	0.060	0.08	0.006	2.39	0.08	0.04	0.19
DN022	214	249	35	114.8	27.2	0.42	0.010	1.27	0.040	0.88	0.004	2.57	0.08	0.03	0.13
Including	199	203	4	13.1	3.1	0.67	0.020	2.36	0.080	0.17	0.006	3.20	0.10	0.04	0.21
Including	208	218	10	32.8	7.8	0.64	0.020	1.96	0.060	0.12	0.006	2.71	0.09	0.04	0.17
DN023	68	110	42	137.8	29.7	0.53	0.020	1.65	0.050	1.00	0.005	3.18	0.10	0.02	0.13
Including	88	99	11	36.1	7.8	0.75	0.020	2.54	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN024	25	37	12	39.4	8.5	0.68	0.020	2.08	0.070	0.12	0.007	2.88	0.09	0.03	0.16
Including	25	31	6	19.7	4.2	0.93	0.030	2.90	0.090	0.15	0.009	3.97	0.13	0.03	0.18
And	41	56	15	49.2	10.6	0.41	0.010	1.29	0.040	0.06	0.004	1.76	0.06	0.02	0.10
Including	47	50	3	9.8	2.1	0.71	0.020	1.98	0.060	0.08	0.006	2.77	0.09	0.04	0.14
And	61	72	11	36.1	7.8	0.41	0.010	1.41	0.050	0.08	0.004	1.90	0.06	0.03	0.15
Including	67	70	3	9.8	2.1	0.39	0.010	1.36	0.040	0.08	0.005	1.83	0.06	0.03	0.16
DN025	28	38	10	32.8	7.1	0.56	0.020	1.59	0.050	0.08	0.005	2.23	0.07	0.03	0.12
Including	30	33	3	9.8	2.1	1.10	0.040	2.78	0.090	0.13	0.009	4.01	0.13	0.03	0.15
DN026	99	112	13	42.6	11.6	0.40	0.010	1.40	0.050	0.08	0.004	1.88	0.06	0.02	0.14
Including	104	109	5	16.4	4.5	0.50	0.020	1.60	0.050	0.09	0.004	2.19	0.07	0.02	0.19
And	195	198	3	9.8	2.7	0.50	0.020	1.50	0.050	0.05	0.004	2.05	0.07	0.02	0.10
DN027	73	81	8	26.2	5.7	0.40	0.010	1.10	0.040	0.03	0.004	1.53	0.05	0.01	0.06
Including	73	76	3	9.8	2.1	0.70	0.020	2.00	0.060	0.06	0.007	2.76	0.09	0.02	0.09
DN029	22	32	10	32.8	7.1	1.00	0.030	3.30	0.110	0.20	0.011	4.50	0.14	0.07	0.28
Including	23	24	1	3.3	0.7	2.20	0.070	7.00	0.230	0.20	0.023	9.40	0.30	0.12	0.46
Including	24	32	8	26.2	5.7	0.90	0.030	2.70	0.090	0.20	0.009	3.80	0.12	0.06	0.27
DN030	3.5	18	14.5	47.6	10.3	0.70	0.020	2.10	0.070	0.10	0.008	2.90	0.09	0.04	0.17
Including	6	12	6	19.7	4.2	1.01	0.030	3.23	0.100	0.15	0.012	4.39	0.14	0.04	0.20
DN032	306	320	14	45.9	12.0	0.41	0.010	1.19	0.040	0.06	0.004	1.66	0.05	0.02	0.08
Including	312	314	2	6.6	1.7	0.76	0.020	2.56	0.080	0.08	0.008	3.40	0.11	0.02	0.08
And	325	358	33	108.2	28.3	0.48	0.020	1.54	0.050	0.09	0.004	2.11	0.07	0.02	0.12
Including	332	339	7	23.0	6.0	1.17	0.040	3.82	0.120	0.18	0.011	5.17	0.17	0.04	0.21
DN033	256	310	54	177.1	38.2	0.51	0.020	1.48	0.050	0.09	0.005	2.08	0.07	0.03	0.14
Including	262	274	12	39.4	8.5	0.83	0.030	2.37	0.080	0.15	0.009	3.35	0.11	0.05	0.24
Including	291	295	4	13.1	2.8	0.59	0.020	1.81	0.060	0.11	0.006	2.51	0.08	0.03	0.16
Including	306	309	3	9.8	2.1	0.93	0.030	2.83	0.090	0.13	0.011	3.89	0.13	0.02	0.15
DN034	5	15	10	32.8	7.1	0.59	0.020	1.42	0.050	0.10		2.11	0.07	0.03	0.13
Including	7	10	3	9.8	2.1	0.72	0.020	1.99	0.060	0.13		2.84	0.09	0.03	0.16
And	67	71	4	13.1	2.8	1.00	0.030	2.87	0.090	0.18		4.05	0.13	0.03	0.17
And	219	239	20	65.6	14.1	0.63	0.020	2.03	0.070	0.11		2.77	0.09	0.05	0.20
Including	229	233	4	13.1	2.8	1.26	0.040	4.22	0.140	0.24		5.72	0.18	0.08	0.38
And	281	297	16	52.5	11.3	0.51	0.020	1.47	0.050	0.08		2.06	0.07	0.03	0.15
Including	282	287	5	16.4	3.5	0.82	0.030	2.51	0.080	0.12		3.45	0.11	0.04	0.19
DN035	74	115	41	134.5	29.0	0.41	0.010	1.33	0.040	0.07		1.81	0.06	0.03	0.15
Including	90	102	12	39.4	8.5	0.67	0.020	2.20	0.070	0.12		2.99	0.10	0.47	0.22
And	209	223	14	45.9	9.9	0.75	0.020	2.25	0.070	0.11		3.11	0.10	0.03	0.16
And	249	269	20	65.6	14.1	0.37	0.010	1.11	0.040	0.06		1.54	0.05	0.03	0.12
Including	249	250	1	3.3	0.7	1.45	0.050	4.78	0.150	0.19		6.42	0.21	0.06	0.26
DN038	171	198	27	88.6	19.1	0.42	0.010	1.37	0.040	0.08		1.87	0.06	0.03	0.13
Including	171	175	4	13.1	2.8	0.64	0.020	2.20	0.070	0.11		2.95	0.09	0.03	0.17

Mineral	Symbol	Mineral	Symbol
Cobalt	Co	Palladium	Pd
Copper	Cu	Platinum	Pt
Gold	Au	Rhodium	Rh
Pd+Pt+Au	3E	Silver	Ag
Nickel	Ni

2012 Mineral Resource Estimate (NI43-101 compliant):

The detailed results of the new mineral resources estimate for the River Valley PGM Project are presented in Table 3 below. This NI43‐101 compliant mineral resource estimate was completed by Tetra Tech, Inc., an environmental engineering and consulting firm in Sudbury, Ontario. The new estimate incorporates the 13,140 m in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate. All 462 holes were drilled at a nominal drill section spacing of 25 m to 100 m on the eight separate mineralized zones shown in Figure 5.

The estimated NI43‐101 compliant Measured and Indicated mineral resources at a cut‐off grade of 0.80 g/t Palladium Equivalent ("PdEq") have increased by 470% from the previous mineral resource estimate (Technical Report by GeoSIMS filed on SEDAR, May 2006) to 91,339,500 tonnes ("t") grading 0.84 g/t Pd+Pt+ Au, 0.06% Cu, 0.02% Ni and 0.002% Co. The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% Cu, 0.03% Ni and 0.002% Co.

The mineral resources were estimated using Datamine Studio3(c) software and are reported at a cut‐off grade of 0.8 PdEq. The 0.8 g/t PdEq cut‐off was used pending future assessment of the economics and development potential of River Valley as an open pit mining project. The Company considers the 0.8 g/t cut‐off value to be appropriate because: 1) the PdEq grade is 1.38 gpt for Measured and Indicated and 1.07 g/t for Inferred resources; and 2) Rh and Ag are not included in the PdEq calculation.

Comparisons are made above to the previous NI43‐101 compliant River Valley mineral resource estimate of May 2006 (Technical Report by GeoSIMS available on PFN's SEDAR profile at http://sedar.com and on the Company's website). The large increase in the mineral resources reported herein is explained by the combined effects of:

  Incorporation of the 2011 resource drilling results;
  Inclusion of three mineralized zones that were previously overlooked;
  Use of PdEq rather than Pd+Pt cut‐off grades; and
  Use of a length‐weighted average Specific Gravity value of 2.94 measured for River Valley rather than the previous value of 2.89.

Table 3 - NI43‐101 Compliant Mineral Resources for the River Valley PGM Project, Sudbury, Ontario

Notes to Mineral Resources in Table:
1. The mineral resource estimates use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as "measured", indicated", or "inferred" as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be "in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction".
2. For the River Valley PGM Project, a PdEq cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:
PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2)+(Co grade*$Co*Factor3))/($Pd*Factor1)
$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.

$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)
3. The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, Inc., was based on more than 96,980 m of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 m was used. Statistical and Variogram analyses were performed to determine the "nugget effect".
4. Rhodium grades were not estimated by the OK methodology. Rh values were determined using a regression formula based on the Pt and Pd grades. Rh values are not incorporated into the PdEq value. The PdEq value also does not include Ag.
5. The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech, Inc.

Figure 5 illustrates the distribution of the 2012 PGM mineral resources in the River Valley deposit.

D - Environmental baseline studies:

The Company commissioned DST Consulting Engineers of Thunder Bay, Ontario to complete a preliminary environmental baseline study in the area of the River Valley deposit.

The project is expected to require the completion of provincial and federal environmental assessments and permits prior to development. Environmental baseline studies are the foundation for the overall achievement of the environmental assessment under provincial and federal regulatory requirements. Baseline data collected in project development becomes important in facilitating future mine permitting such as meeting the requirements of the Metal Mining Effluent Regulations.

The Environmental Impact studies will be instrumental in moving the River Valley PGM Project through Preliminary Assessment studies with a view to advancing the project. More particularly, the studies are intended to assess the environmental impacts of the construction and operation of the possible mine site and related facilities.

The first component of the environmental baselines studies has been initiated, and covered the fourth quarter (Q4) of 2011. Aquatic baseline sampling performed in November 2011 for surface water, sediment quality and benthic invertebrates. Long-term monitoring of water quality, sediment, benthos, and fish are typical aspects of environmental effects monitoring (Environment Canada, 2002).

E - Metallurgical Studies

In September 2012 two diamond drill holes were drilled inside the River Valley PGM Project; one at Dana North Zone and the other 600 m to the south at Dana South Zone. The holes were planned to validate the geological models and maximize amount of mineralized sample material for the metallurgical test-work study. Dana North and Dana South Zones were selected for drill sampling because they are the most accessible and best understood of the eight known PGM mineralized zones, and therefore the likely starting location of any potential mining operation at River Valley. The hole at Dana North was drilled for 300 m obliquely down-dip where the zone shows a consistent orientation laterally. The Dana South hole was drilled vertically for 300 m in deference to its relatively more irregular orientation laterally.

The two drill holes each intersected PGM mineralization throughout their entire length. Dana North hole DNZ2012-MET1 intersected 298 m grading 1.9 g/t Pd+Pt+Au, 0.125% Cu and 0.024% (i.e., 2.9 g/t PdEq) Ni from 2 m down-hole. This long intersection included: 23 metres grading 2.5 g/t Pd+Pt+Au, 0.151% Cu and 0.033% Ni from 126 m down-hole (i.e., 3.8 g/t PdEq); and 144 m grading 2.6 g/t Pd+Pt+Au, 0.156% Cu and 0.028% Ni (i.e., 3.9 g/t PdEq) from 156 m down-hole. The hole ended in PGM mineralization.

Dana South hole DSZ2012-MET1 intersected 299 m grading 1.2 g/t Pd+Pt+Au, 0.076% Cu and 0.016% Ni (i.e., 1.9 g/t PdEq) from 1 m down hole (Table 4). This intersection included: 1) 46 m grading 2.8 g/t Pd+Pt+Au, 0.168% Cu and 0.031% Ni (i.e., 4.2 g/t PdEq) from 1 m down-hole; and 2) 90 m grading 1.8 g/t Pd+Pt+Au, 0.096% Cu and 0.018% Ni (i.e., 2.6 g/t PdEq) from 149 m down-hole. Lithologically the Dana South hole intersected more rock types than the Dana North hole, but it also ended in PGM mineralization.

Each hole provided approximately 700 kilograms “(kg”) of core material, allowing for: 1) extensive test work on a single composite sample from each zone plus an overall composite sample of the two zones; and 2) comprehensive assaying and Quantitative Evaluation Of Minerals By Scanning Electron Microscopy (“QEMSCAN™”) studies to follow the PGM during the test work.

The holes were drilled in July 2012 using a single drill rig operated by Major Drilling Group International Inc. After logging, each of the drill cores was cut into equal halves with a diamond saw. Half of the core was sent to SGS Canada Inc.’s processing facilities at Lakefield, Ontario (“SGS Lakefield”) for the metallurgical testwork. The remaining half was cut into equal halves, one of which was kept in storage for reference and the other half sampled at 1 m intervals and shipped to SGS Lakefield for sample preparation and assay. In total, 567 samples from the two drill holes were assayed (plus 63 quality assurance/quality control (“QAQC”) samples).

The metallurgical testwork samples were received by SGS Lakefield in early August. A total weight of 713 kg was received for the Dana North hole and 710 kg for the Dana South hole. Composite samples for each of the holes (Dana North and Dana South) and for both holes (Dana North plus Dana South) were prepared, for a total of three samples. The prepared composite samples are stored in freezer storage.

Mr. Al Hayden, P.Eng. and Associate of NordPro Mine & Project Management Services (Thunder Bay) was hired by PFN as its metallurgical consultant to supervise the study and review results.

The testwork completed by SGS Lakefield in April 2013 and involved Bond grindability and abrasion studies, sample compositing, physical and chemical analyses, and bench scale flotation tests to make high‐grade sulphide concentrate. Results show that the PGMs float with Cu-Ni sulphides, and therefore demonstrate potential for a sulphide concentrator to effectively process River Valley deposit material. SGS Lakefield recommends additional testwork to determine the optimal grind size for PGM separation and further improve concentrate grade and metal recovery. A copy of the SGS Lakefield report is available for viewing on the Company’s website.

Metallurgical Testwork Results

Metallurgical testwork was carried out on an Overall Composite sample prepared from half-core intervals from the Dana North Zone and the Dana South Zone of the River Valley PGM deposit. Testwork involved mineralogical and chemical analysis, Bond Rod and Ball mill grindability, and Bond abrasion testing on each of the Dana North and Dana South Zone composites. Mineralogical analysis determined that the main minerals are amphibole/pyroxene and plagioclase, consistent with gabbro-norite intrusive host rock type. Chalcopyrite is the sole copper mineral phase and pentlandite the primary nickel sulphide phase. However, sulphides hold only 35% to 45% of the total nickel; the remaining percentage is held in silicates and therefore unrecoverable. The Bond rod mill grindability tests at 14 mesh of grind (1180 micrometres) identified each of the two composites as very hard, with Rod Mill Work Index at ~20.0 kWh/t. A Bond ball mill grindability test at 150 mesh (106 micrometres) identified each of the two composites as hard to very hard, with a Ball Mill Work Index of 18.8 kWh/t for DNZ and 19.5 kWh/t for Dana South Zone. The Bond Abrasion tests determined each composite to be in the moderate to hard abrasive range

Flotation testwork was completed on the Overall Composite in order to: 1) develop a viable flowsheet; 2) evaluate parameters such as primary grind and regrind fineness, reagents and dosages; and 3) generate a concentrate that targeted a grade of ~200 g/t PGM. Eleven rougher kinetics tests were performed to evaluate effective reagents, dosages, flotation time and primary grind fineness. Cleaner tests were undertaken to investigate cleaner circuit configuration, depressants and regrind fineness. The best test produced a concentrate grading 8.94% Cu, 1.22% Ni and 109 g/t PGM at recoveries of 86.8% for Cu, 26.7% for Ni and 73.1% for PGM.

A single locked cycle test (“LCT”) was completed applying the flowsheet and conditions of the final cleaner test (Figure 6). The primary grind was at P80 = 71 µm and the regrind at P80 = 19 um. The LCT produced a concentrate grading 15.5% Cu, 1.67% Ni and 189 g/t PGM at recoveries of 84.4% Cu, 22.2% Ni and 68.7% PGM (Table 5). The 3rd cleaner concentrate from the LCT was submitted for multi-element analysis. In addition to Pt, Pd, Au, Cu and Ni, which would all be payable, Rh, Co and AG are present a levels which are likely also be payable. Conversely, contents of magnesium, arsenic, antimony, bismuth, and selenium are all below the problematic limits for marketability.

Figure 6. Flow sheet for Locked Cycle Test by SGS.

Table 4- Metallurgical Drill Hole Intersections

Hole	Zone	From (m)	To (m)	Interval (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	3E (g/t)	Cu%	Ni%	PdEq (g/t)*
DNZ2012- MET1	Dana North	2	300	298	1.397	0.449	0.086	1.932	0.125	0.024	2.929
including	Dana North	126	149	23	1.780	0.599	0.130	2.509	0.151	0.033	3.817
including	Dana North	156	300	144	1.894	0.595	0.109	2.598	0.156	0.028	3.867
DSZ2012- MET1	Dana South	1	300	299	0.874	0.292	0.052	1.218	0.076	0.016	1.856
including	Dana South	1	47	46	2.001	0.652	0.125	2.778	0.168	0.031	4.167
including	Dana South	149	239	90	1.295	0.399	0.061	1.755	0.096	0.018	2.576

*PdEq=((Au grade*$Au*0.03215)+(Pt grade*$Pt*0.03215)+(Pd grade*$Pd*0.03215)+(Ni grade*$Ni*22.046)+(Cu grade*$Cu*22.046)) /($Pd*0.03215)
where  $Au US$1271/oz, $Pt = US$1885/oz, $Pd = US$896/oz/, $Ni = US$9.74/lb, $Cu = US$3.00/lb

Table 5. Metallurgical results for the Locked Cycle Test by SGS.

Metallurgical Testwork Recommendations;

SGS Lakefield make the following recommendations for further testwork on River Valley:

1.	Further investigate the effect of primary grind size on flotation recovery;

2.	Flotation optimization testing in order to achieve further improvement of concentrate grade and metal recovery; and

3.	Flotation and grindability variability testing on the composite samples in order to identify the variability of flotation performance. Subsequently, variability testing should be extended to investigate a broader range of samples from each of the mineralized zones at the River Valley PGN Project, to investigate the effect of feed grade and rock type on metallurgy.

5.1.4. Exploration & Development Plans

Plans for the foreseeable future include Phase 2 Metallurgical Studies and execution of the exploration drill program. A detailed plan is in preparation with SGS Lakefield for Phase 2 Metallurgical Studies. The testwork will involve an expanded range of samples, grades, rock types and depths for the River Valley deposit. The exploration drill program will consist of up to twenty drill holes, carefully designed to test the best two or three drill targets. Some of the holes will be selected for down-hole IP surveys in order to detect and model the location of off-hole mineralization for subsequent drilling.

PFN's technical team seized the opportunity afforded by the slowdown in exploration to reassess the potential exploration upside of the River Valley PGM Project. Compilation and integration of high quality geophysical and drilling datasets produced numerous drill-ready targets along strike, down-dip and in the immediate footwall to the main PGM mineralized zones. The targets have been ranked and prioritized for drill testing. A formal application for an exploration program, including drilling and geophysics, has won approval from the provincial government with input for local communities and Aboriginal Peoples, as mandated under the new mining laws of Ontario.

Figure 7 illustrates hundreds of anomalies that have been identified internally within River Valley Intrusion (reefs), adjacent country rocks (possible magmatic embayment and feeder features) and newly discovered River Valley like intrusions.

Potential exists for expanding the size of the PGM resources even more through extensional and additional drilling along strike, across strike and down-dip of the mineralized zones as currently defined.  Inferred resources can be advanced to indicated and measured resources through denser drilling at the Banshee, Azen and Razor zones.  Furthermore, exploration of new targets (i.e., reef-style mineralization) generated internally within the River Valley Intrusion) and in the adjacent country rocks (i.e., magmatic feeder zones) could result in discovery of new resources.

With regard to project development, the next logical steps are for proper metallurgical testing of fresh mineralized rock by an independent laboratory, continued baseline environmental studies, and development of a community relations program.  Pending results, these steps would ultimately lead a Preliminary Economic Assessment (aka Scoping Study) of the economics and development potential of the River Valley PGM Project as a large open pit mine and mill operation.

Figure 7. Location of hundreds of anomalies that has been identified in the River Valley Project

2011 and 2012 Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP (inductively coupled plasma) suite. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP finish. Lower limited of detection (30 g sample) are 1 parts per billion (“ppb”) for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 parts per million (“ppm”) for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%.

One standard and one blank were inserted every 40 samples into the sample stream. Duplicates were taken each twentieth sample. This practice continued throughout 2011 Phase IA drilling and included the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

5.2. RIVER VALLEY EAST AND WEST PGM PROJECT, ONTARIO

The River Valley West Property is comprised of a contiguous group of 944 mining claims units in 72 mining claims and is located in Davis, Janes, Loughrin and Henry townships. The River Valley East Property claim group consists of 532 mining claims units in 35 claim units that sprawl over parts of Dana, Pardo, Hobbs and McWilliams Townships, Sudbury Mining Division. These claims were staked in May of 2011 (Figure 8). The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of PGM mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

.

River Valley West claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition. The Nipissing Gabbro has been explored for PGM on some areas of the property. Public sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

The Company completed a Geo-referencing program over selected claims as outlined in Geo-referencing Standards for Unpatented Mining Claims, Ministry of Northern Development and Mines. This undertaking was initiated on 1 March 2013 and it was completed on 21  March  2013.

A joint venture partner is being sought to further explore the project.

Figure 8- Location of the River Valley East and West Properties

5.3. HEAVEN LAKE PGM, GOLD PROJECT, ONTARIO

On June 13, 2011, the Company staked 220 square km 10 km north of Lac des Iles Mine, north of Thunder Bay, Ontario.

The Heaven Lake property is located 130 km north of the city of Thunder Bay and 15 km north of the Lac des Iles PGM Mine. Access is by all‐season paved highways, logging gravel roads and bush trails (Figure 7). The roads and trails link to the access road system for the Lac des Iles Mine.  The Heaven Lake claim group consists of 88 contiguous 16‐unit claims on Crown Lands (1408 units), encompassing an area of 22,528 ha and owned 100% by PFN.

The Heaven Lake Property lies near the boundary of the Archean Superior Province to the west and the Mesoproterozoic Nipigon Embayment to the east (Figure 9). The property is underlain by metamorphosed and deformed Archean volcanic‐sedimentary rocks and intermediate to felsic intrusions of the Wabigoon Terrane. The Archean rocks are disconformably overlain by Mesoproterozoic sedimentary rocks and intruded by Nipigon diabase sills. The latter bodies are related to the ~1100 million‐year‐old Midcontinent Rift (MacDonald et al., 2005).

Indicative Exploration Program

The exploration targets most commonly noted in the provincial assessment reports are Lac des Iles style PGM mineralization and, more recently, Thunder Bay North style Cu‐Ni‐PGM mineralization. At Heaven Lake, however, Ni‐Cu‐PGM mineralization near the base of the gabbro‐pyroxenite intrusion could possibly indicate different target type. This target area should be ranked highly for IP and time‐domain EM surveys on grids with 100 m line spacing and, pending results, drill testing. Elsewhere on the Heaven Lake property, geophysical surveys and mapping and prospecting surveys by experienced personnel should be carried out to find and explore other prospective mafic intrusions. An additional focus for exploration should be the unexplained airborne electro-magnetic (“EM”) anomalies about Whitton Lake.

The presence of thick overburden and the flat‐lying Nipigon Diabase unit hinders ground geophysical surveys and surface mapping and prospecting work. A modern airborne geophysical survey with higher resolution and increased depth penetration combined with inversion modelling of EM and magnetic anomalies of interest could better focus follow‐up exploration activities on the ground. Indeed, OFR 6164 (MacDonald et al., 2005) reports the presence of a magnetic anomaly at depth beneath the northeastern part of the Heaven Lake Property. Gabbro has been reported in the area, but also present are thick horizons of magnetic massive pyrrhotite associated with chert. The significance of that magnetic anomaly remains to be determined. Inversion modelling combined with physical property studies warrants consideration, as a means of evaluating the potential of the Heaven Lake Property area to hold large mafic to ultramafic intrusions which do not outcrop.

Several exploration companies have recently staked properties around the Heaven Lake Property. These companies include Platinum Group Metals Ltd. and HTX Minerals Corp., which are known to have interest in Cu‐Ni‐PGMs.

In June 2013 the Heaven Lake property claims expired.

Figure 9- Location of the Heaven Lake Property, northwestern Ontario

5.4. GLITTER LAKE, QUÉBEC

The Company entered into an option agreement dated 15 August 2003, and amended 30 April 2006, with CanAlaska Uranium Ltd. (“CanAlaska”) whereby the Company could earn a 50% interest in the mineral claims knows as the “Glitter Lake Property”, located in Québec.

The Glitter Lake Property consists of 63 unpatented mining claims totaling 1,008 ha. The claims are owned 100% by PFN. Work requirements are $750 per claim.  The claims are situated along the trend of the gabbroic sill that hosts the Horden Lake Cu-Ni deposit and form two groups, one situated to the southwest of the Horden Lake property, the other to the northeast.

The Glitter Lake claims surround, and extend along strike from, the Horden Lake Cu-Ni deposit, which hosts an indicated resource of 8.8 million tonnes (“Mt”) at 0.88% Cu and 0.21% Ni, and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, 2 March 2009).

The principal exploration target on the Glitter Lake Property is remobilized magmatic Cu-Ni sulphide mineralization along the contact of the metagabroic intrusion that hosts the Horden Lake deposit. Of particular interest is the potential for relatively high-grade Cu mineralization that could be used to augment the high grade, but relatively low tonnage portion (indicated resource of 2.4 Mt at 1.37% Cu, 0.25% Ni, and inferred resource of 2.0 Mt at 1.34% Cu, 0.34% Ni) of the Horden Lake deposit.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby, in order to maintain the option, a total of $200,000 was to be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake Property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its office location to the end of the lease term in November 2010.  CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

		Payments	Shares
On directors and regulatory approvals	(received)	$50,000	350,000
On or before 24 April 2013		50,000	350,000
On or before 24 April 2014		50,000	300,000
Total		$150,000	1,000,000

Upon completion of the option, the Company will retain a 2% NSR.  A 1% NSR can be purchased from the Company for $1,000,000.

5.5. TONSINA PROPERTY, ALASKA

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105), which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.   Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An IP survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the property.

5.6. NICKEL PLATS, SASKATCHEWAN

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”) (Figure 10). The property is located approximately 50 km north of La Ronge, Saskatchewan. The property covers a Ni-Cu occurrence (historic resource of 1.7 Mt grading 0.74% combined Ni-Cu) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011	(paid)	20,000*	-	-
On or before 30 April 2012	(paid)	20,000*	-	-
On or before 30 April 2013	(cancelled)	20,000*	-	-
Total		$150,000	250,000	$-

 *Advanced Royalty Payments to be made if Ni maintains a minimum price of US$6.00/lb in the 3 months preceding each of the 4th, 5th and 6th anniversaries.

Approximately $678,609 in expenditures has been accrued by the Nickel Plats Project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 ha) were staked in the vicinity to expand to the property to include additional target areas.

The Nickel Plats Project area is located at or near a terrain boundary underlain by Proterozoic rocks of the Hearne-Reindeer and Reindeer zones to the east of the Archean Hearne Craton and northwest of the Archean Sask Craton. The Reindeer zone forms the core of the Trans-Hudson Orogen and is subdivided into the Rottenstone and La Ronge domains. The Rottenstone domain consists of mainly metasedimentary rocks intruded by tonalite-trondhjemite plutons and small mafic-ultramafic intrusions. The grade of regional metamorphism ranges from lower amphibolite to upper amphibolite. The mafic-ultramafic intrusions are the focus of PFN’s exploration interest.

The property is underlain by gneissic to migmatitic metasedimentary rocks with or without metavolcanic rocks, intermediate to felsic intrusions and, locally, mafic-ultramafic plutons. The pluton at the Gochagar Lake Property is a multiphase intrusive complex consisting of a core of hornblendite and a margin of diorite that was intruded by gabbro. The gabbro is described as relatively fresh which contains xenoliths of the metasedimentary country rocks and hosts Ni-Cu sulphide mineralization. The mineralized host rock types are norite, websterite, hartzburgite, hornblendite and even the surrounding metasedimentary rocks.

Exploration work carried out by PFN consists of drill core resampling for modern assays and an airborne electromagnetic (EM) survey. Only a single drill hole was resampled. The assay results confirm the Ni-enriched (up to 0.60% Ni) composition of the mineralization relative to Cu (up to 0.16% Cu), presence of Co (up to 0.022%) and minor amounts of PGM (up to 0.3 gpt Pt+Pd).

In 2008, a total of 2284 line km of Versatile Time Domain Electromagnetic ("VTEM")) was flown by Geotech over PFN’s Nickel Plats Project area. Mr. Laurie Reed (a renowned geophysical consultant) completed an interpretation of the VTEM survey for PFN. The survey did detect the Gochagar A-Zone deposit.

Figure 10- The claims of the PFNs Nickel Plats Project (in grey)

Several similar responses were identified in the vicinity of that zone and elsewhere on the Nickel Plats properties. These targets remain to be geologically proofed and drill tested.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

On 2 May 2013, PFN decided it would be in the best interest of the Company to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

5.7. BURKINA FASO GOLD PROJECT, AFRICA

On 18 January 2011, the Company entered into an agreement with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement (paid);
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

PFN’s Burkina Faso gold projects lie within the Birimian Greenstone Belt of West Africa, one of the most prolific gold producing regions of the world. The Birimian Greenstone Belt consists of Lower Proterozoic age volcanic and sedimentary units intruded and surrounded by related plutonic rocks and has a long history of gold mining with industrial history beginning in Ghana at the end of the 19th century.

On 24 May 2012, the Company entered into an agreement to provide Roxgold Inc. (“ROG”) an option to earn a 100% interest in company’s all three gold exploration permits in Burkina Faso. In order to exercise the option, ROG shall make the cash payments, issue shares and warrants and incur exploration expenditures as set forth below:

		Payments	Shares, Warrants	Exploration Expenditures
On directors and regulatory approvals	(received)	$50,000	-	$-
On or before 1 October 2012		$-	-	$150,000
If decision is made to proceed ( before October 7, 2012)		300,000	250,000\ Warrants, 50,000 common shares	$-
Total		$350,000	300,000	$150.000

The 250,000 share purchase warrants have an exercise price determined by the Roxgold share price as of the close of trading on 7 October 2012 and are exercisable for a period of two years from that date.

Upon completion of the option, the Company will retain 1% NSR.  0.5% NSR can be purchased from the Company for $500,000.

In February 2013 ROG elected to terminate its option agreement related to the Burkina Faso gold projects, subsequent to ROG’s termination, PFN also elected terminate its agreement with Somitra.

5.8. ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd. (“Equity”)), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 km from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the option, PFN can earn a 100% interest in the Property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3%, and an underlying Net Profits Interest ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which can be purchased in their entirety for $1,500,000 each.

The Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the Au and Ag rich mineralization of Barrick Gold’s past-producing Eskay Creek mine.  Known mineralization on the Property occurs in multiple stacked sulphide lenses in two zones: the Black Dog and SRV Zones, over a total strike length of approximately 950 m.  A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5km of strike length of the prospective lithologies is present on the property. There is the potential for additional mineralization along strike and at depth, as historic drilling tested the known mineralization down to depths of only about 160 m.

The 2009 exploration program included a 350 line km, AeroTem3, helicopter-borne magnetic/electromagnetic survey conducted by Aeroquest Limited and a drilling program consisting of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results from this drill program, with Au and Ag measured in gpt and Cu, lead (“Pb”) and zinc (“Zn”) in percent (%).

The final drill hole of this program tested a strong electromagnetic anomaly that was thought to represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of 21 samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples.

Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. Commencement of the 2010 Rock and Roll exploration program was announced on 27 September 2010. This program primarily focused on continuation of re-sampling previous drill core, coupled with geological mapping/prospecting that investigated airborne geophysical survey conductors and geological and geochemical targets. The fieldwork was supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the British Columbia Geological Survey.

The Rock & Roll Report, commissioned by Equity and PFN, included a new NI43-101 compliant mineral resource estimate for the Black Dog Deposit. The resource estimate incorporated the mineralized zones of the historic drill core and the 540 m (1,772 ft) of the five diamond drill holes that were completed by PFN in 2009/2010. Through this work, PFN significantly increased the resources contained within the Black Dog deposit over the previous resource estimate, completed prior to the implementation of NI43-101. The results of this study were announced in a news release 27 April 27 2011 which can be found under the Company's profile on SEDAR at www.sedar.com.

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Property.

5.9. DESTINY GOLD PROPERTY, QUÉBEC

On 14 August  2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project (formerly the Despinassy Project) consisting of 175 mining claims totalling 7,260 ha.

On 8 August 2011 PFN announced that, subject to regulatory and shareholder approvals, it had entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen was granted an option (“Option”) to acquire the Company’s 60% earn-in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, PFN will grant to Next Gen an irrevocable right and option to acquire PFN’s right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants (“Warrants”) exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which is due as follows:

Cash: Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from PFN to Next Gen in accordance with the terms of the LA.

On 26 September 2011, PFN announced that regulatory and shareholder approvals were received and the LA closed. In accordance with the terms of the LA, Next Gen delivered, on 26 September 2011, a Notice of Commencement of the Option to the Company as well as 4,550,000 common shares of Next Gen and 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices until 26 September  2015. The Warrants and any shares exercisable under the Warrants are subject to regulatory hold periods until January 2012. PFN is a controlling shareholder and therefore is required to file reports under National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

On 27 June 2012, Next Gen elected to terminate the Option with PFN on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Gold Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, PFN also terminated the agreement with Alto related to the Destiny Gold Project.  PFN decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

5.10.KANE PROPERTY, ALASKA

The Company previously acquired certain mineral claims by staking in Alaska.  On 6 June 2007, the Company entered into an option agreement with Stillwater Mining Company (“Stillwater”) whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by 31 December 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

In October 2012, the Company allowed the Kane Property claims to lapse.

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

Union Bay, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company, purchased a private placement of $165,000 (2002), made cash payments, and issued common shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
	Payments	Shares	Exploration Expenditures
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%.  This election was not made.

As a term of the agreement the Company, upon vesting with 50%, issued 253,586 common shares at market value of $100,000 to Freegold.  In a previous year, 134,538 common shares were issued, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property, with the Company as Project Operator.

In October 2012, upon agreement between Freegold  and the Company, it was agreed to cancel following claims:

604428 QTUBST 1 604431 QTUBST 4 604429 QTUBST 2 604432 QTUBST 5 604430 QTUBST 3 604476 QTUBST 6

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

During the previous year ended 30 April 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

5.11. RAGLAN HILLS JOINT VENTURE, ONTARIO

The Company staked 6 claims (1,024 ha) in Raglan Township within the Raglan meta-gabbro mafic complex in June 2006.

The property covers at least one historical Ni-Cu showing within a sulphide zone that is approximately 155m long and 6m- to-15m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007 the Company entered into a 50/50 joint venture agreement with First Nickel Inc. ("First Nickel") to evaluate the claims as well as their adjoining claims (1,728 ha) as one property.  Expenditures and programs on the project were determined by an annual joint management committee meeting.

In 2008 an airborne magnetic and electromagnetic survey was completed on the Raglan Hills property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

Due to the downturn in commodity prices, PFN informed First Nickel that it would not be participating in the funding of a 2009 exploration program and as a result the Company’s participating interest has been decreased. As per the joint venture agreement with First Nickel, the Company’s participating interest was converted to a 1.5% NSR over the Raglan Hills property.

QUALIFIED PERSON STATEMENT

“Project Overview” and “Subsequent Event” sections of this report have been reviewed and approved for technical content by William Stone Ph.D. P.Geo, President & COO of PFN and a Qualified Person under the provisions of NI 43-101.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The figures have been prepared in accordance with IFRS.

	For the Quarters Ended (unaudited)
	31 Jul	30 Apr	31 Jan	31 Oct	31 Jul	30 Apr	31 Jan	31 Oct
	2013	2013	2013	2012	2012	2012	2012	2011
Total revenues	718	3,661	3,024	4,162	5,758	6,594	10,295	9,409
Net loss	(461,124)	(1,014,739)	(76,493)	(596,566)	(653,811)	(2,276,613)	(1,004,903)	(688,555)
Net loss per share	(0.004)	(0.020)	(0.001)	(0.010)	(0.010)	(0.020)	(0.010)	(0.010)
Total assets	9,532,835	9,999,021	11,332,833	11,890,322	12,509,532	13,200,115	15,585,846	16,416,320

6.     RESULTS OF OPERATIONS

For the three-month period ended 31 July 2013 compared to the three-month period ended 31 July 2012

The three-month period ended 31 July 2013 resulted in a loss from operations of $461,124 which compares with a loss of $653,811 for the same period in 2012.  The decrease in loss of $192,687 was mainly attributable to net effect of the following:

  Decrease of $109,022 in loss on sale of short-term investments.  $Nil for the three-month period 31 July 2013 compared to $109,022 for the same period in 2012 as no sale of short-term investment during the three-month period ended 31 July 2013.
  Decrease of $53,033 in investor and shareholder relations.  Cost of $16,666 for the three-month period ended 31 July 2013 compared to $69,699 for the same period in 2012.
  Decrease of $40,331 in share-based payment, because no stock options were issued during the current period. Cost of $8,214 for the three-month period ended 31 July 2013 compared to $48,545 for the same period in 2012.
  Decrease of $38,144 in foreign exchange gain. Cost of $6,258 for the three-month period ended 31 July 2013 compared to $44,402 for the same period in 2012.
  Decrease of $34,359 in net loss from associate.  Cost of $12,476 for the three-month period ended 31 July 2013 compared to $46,835 for the same period in 2012.
  Decrease of $31,249 in management fees.  Cost of $31,250 for the three-month period ended 31 July 2013 compared to $62,499 for the same period in 2012 due to the temporary 50% cut in fees of CGR until the Company is able to resume regular operations.
  Increase of $90,709 in salaries and benefits.  Cost of $220,925 for the three-month period ended 31 July 2013 compared to $130,216 for the same period in 2012 due to staff lay-off resulting payment of severance and accrued vacation.

7.     LIQUIDITY, CAPITAL RESOURCES and capital risk management

During the three-month period ended 31 July 2013, the Company’s working capital, defined as current assets less current liabilities, was $1,200,745 compared with working capital of $1,637,523 as at 30 April 2013.  The Company has a total of 107,047,214 common shares issued and outstanding as at 31 July 2013. The Company has a portfolio of investments with a book value of $1,791,786 and a market value of $480,493 as at 31 July 2013.

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its mineral properties.

The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements.  There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

8.     CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman of the Company.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The director and Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008.  The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month.  The term of the amended agreement is for five years terminating on 31 March 2016.  All other terms of the original agreement remained the same.

Effective 1 May 2013, Mr. Barr agreed to a 50% reduction in compensation per month until such time the Company is in more positive financial position.

	2014	2015	2016	2017	2018	Total
Management agreement	$ 280,214	$ 294,225	$282,347	$ -	$ -	$ 856,786

The Company entered into a lease agreement, effective 1 April 2012, for the current office space at 650-555 West 12th Avenue, Vancouver, B.C.  V5Z  3X7.  The lease term expires on 31 March 2022.

	2014	2015	2016	2017	2018 to 2022	Total
Rent and lease payments	$ 111,802	$115,144	$118,607	$122,167	$ 655,918	$ 1,123,638

9.      OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

10.  CRITICAL ACCOUNTING ESTIMATES

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these condensed consolidated financial statements include, but are not limited to, the recoverability of amounts receivable, valuation of warrants, the assumptions used in the accounting for share-based payments, the provision for income taxes and composition of deferred tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value measurement of certain financial instruments.

A detailed summary of all of the Company’s significant accounting policies is included in Note 3 to the condensed consolidated financial statements for the year ended 30 April 2013.

11.  GOVERNMENT LAWS, REGULATION & PERMITTING

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

12.  ESTIMATES OF MINERAL RESOURCES

The mineral resource estimates contained in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts.

13.  KEY MANAGEMENT AND COMPETITION

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

14.  TITLE TO PROPERTIES

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

15.  COMMODITY PRICES

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold.

16.  FINANCIAL INSTRUMENTS

The Company classifies all financial instruments as either available-for-sale, financial assets or liabilities at fair value through profit or loss (“FVTPL”), loans and receivables or other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold or when the investment is impaired and the impairment is considered less than temporary. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the statement of loss and deficit.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances and deposits, available-for-sale securities, share purchase warrants and trade payables. The fair value of these financial instruments, with the exception of available-for-sale and share purchase warrants, approximates their carrying value unless otherwise noted.

Fair Values

	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for- sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	490,785	-	-	-
Amounts receivable	N/A	-	207,511	-	-
Available-for-sale securities	Level 1	-	-	424,297	-
Short term investments - warrants	Level 2	56,196	-	-	-
Trades payable	N/A	-	-	-	32,050

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions.  For the three-month period ended 31 July 2013, amounts receivable was mainly comprised of Goods and Services Tax/Harmonized Sales Tax receivable and other receivables from related parties.  As a result, credit risk is considered insignificant.

Currency Risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	31 July 2013	30 April 2013

Cash and cash equivalents	US$ 65,313	US$ 110,610

The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  For the three-month period ended 31 July 2013, the Company had $490,785 (year ended 30 April 2013 - $848,953) in cash and cash equivalents to settle current liabilities of $32,050 (year ended 30 April 2013 - $75,355) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

17.  Related party transactions

The remuneration of directors and other members of key management were as follows:

	31 July 2013	31 July 2012
	$	$
Management and consulting fees	235,019	86,868
Directors fees	-	8,000
Share-based payments	8,214	35,011
	243,233	129,879

Included in amounts receivable for the three-month period ended 31 July 2013 are amounts totalling $179,728 (year ended 30 April 2013 – $170,416) which are receivable for expense advances from El Niño Ventures Inc. ("El Niño") and Next Gen , companies with directors and officers in common.

During the three-month period ended 31 July 2013, the Company invoiced a total of $164,362 (30 April 2013: $170,416) related to shared office costs to El Niño, Next Gen, a company owned by the Vice President of Corporate Development of the Company, and a company owned by the Chief Executive Officer of the Company.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

18.  OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 31 July 2013, there were 107,047,214 issued and outstanding common shares (107,047,214 - 30 April 20130.

Share Purchase Options

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2013	Granted	Exercised	Expired	Cancelled	Number outstanding 31 July 2013	Exercise price per share	Expiry date
568,000	-	-	-	-	568,000	$0.25	5 November 2014
150,000	-	-	-	-	150,000	$0.25	14 February 2017
465,000	-	-	-	-	465,000	$0.25	18 May 2017
230,000	-	-	-	-	230,000	$0.25	11 October 2017
635,000	-	-	-	-	635,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	14 July 2014
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
2,070,000	-	-	-	-	2,070,000	$0.30	24 February 2016
75,000	-	-	-	-	75,000	$0.30	15 March 2014
600,000	-	-	-	-	600,000	$0.27	7 September 2016
5,418,000	-	-	-	-	5,418,000

Performance Shares

A total of 2,697,990 performance shares are reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

To date, a total of 1,150,000 performance shares have been exercised and issued at $0.01 per share.

During the prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company and 150,000 performance shares at an exercise price of $0.01 per share to the Vice President, Exploration of the Company.  These shares are to be granted at the discretion of the Board.

19.  DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

20.  INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the IFRS. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for three-month period ended 31 July 2013. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

21.  RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.

There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

22.  NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market provides an excellent opportunity to acquire high quality projects under agreeable terms. Several properties located in Mexico, Central America, the United States, and Canada, are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.

23.  SUBSEQUENT EVENTS

On 19 August 2013, the Company announced that it closed the second tranche of its non brokered flow-through and non flow-through private placement for gross proceeds of $25,000.00 for a total of $175,000.00 to date. The Company issued 500,000 flow-through units (“FT Unit”) at $0.05 per FT Unit. Each FT Unit consists of one common flow-through share and one-half of one non-transferable, non flow-through, share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share of the Company at a price of $0.10 per share for a period of 12 months from closing.

The Company has paid finder’s fees in connection with this second tranche closing of the private placement. All of the securities to be issued by the Company in connection with this private placement will be subject to a hold period which expires December 20, 2013, four months and one day after the closing date.

The proceeds from the private placement received from the sale of the FT Units will be used for the further development and exploration of the River Valley PGM Project and exploration of two large adjacent properties, all located in the Sudbury region of Ontario. An indicative budget includes drilling untested and under tested drill targets in the footwall to the River Valley Intrusion at Dana North, including potential footwall embayments (Fig. 1) and magma feeder features interpreted during the 2012 exploration program, and exploration on regional properties (River Valley East and West).

Figure 1. Exploration targets for new higher grade resources in the footwall to the River Valley Intrusion.

The peak of the IP chargeability anomalies (red outlined in white) plot to the east of the main PGM mineralized zone ($) on the basal contact of the intrusion. The anomalies represent untested and under tested drill targets in the footwall, adjacent to the current PGM resources.